Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Rd
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix 2024 Full Year Results: Record Financial Performance and Investment in Future Growth, FY2025 Guidance of up to $1.23 Billion

Melbourne (Australia) and Indianapolis, IN (U.S.A) – 20 February 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces its financial results for the year ended 31 December 2024. All figures are in AU$ unless stated otherwise.

FY2024 highlights

- Total revenue, driven primarily from sales of Illuccix® of $783.2 million, up by 56%[1] from $502.5 million in 2023, beating full year guidance[2].
- Second year of profitable growth, delivered in a period of investment, including:
  - R&D investment of $194.6 million, in line with guidance, with a focus on late-stage assets.
  - Expanded global supply chain and product delivery infrastructure, including acquisitions of ARTMS, Inc. and IsoTherapeutics Group, LLC, and expansion of Telix Manufacturing Solutions' Brussels South facility, resulting in an incremental increase of $15.8 million in manufacturing and distribution investment.
  - Adjusted EBITDA of $99.3 million, up by 70%, demonstrating strong underlying growth[3].
- Telix continued to deliver on its growth strategy. The Company's key achievements, aligned to its strategic pillars:
  - **Grow precision medicine**: Prepared for launch of three new products TLX007-CDx (Gozellix®), TLX101-CDx (Pixclara®) and TLX250-CDx (Zircaix®)[4] in 2025 while continuing to increase sales and market share for Illuccix®.
  - **Deliver late-stage therapeutics:** Expanded ProstACT GLOBAL Phase 3 prostate cancer therapy trial recruitment in the U.S. and continued to advance therapeutic trials for the brain and kidney cancer programs.
  - **Build next generation pipeline:** Delivered clinical proof-of-concept for first alpha therapy candidate in prostate cancer (TLX592) and added depth to urology franchise with acquisition of FAP[5]-targeting theranostic.
  - **Expand global delivery infrastructure:** Completed acquisitions of ARTMS, IsoTherapeutics and RLS (USA), Inc. (RLS)[6] and expanded Brussels South facility, in preparation to commence GMP[7] production in 2025.

For a full list of operational achievements, please refer to the *Telix 2024 Annual Report*.

(Continued on next page)

1. All comparisons to Full Year 2023 results.
2. Previously stated guidance of AU$745 million to AU$776 million (US$490 million to US$510 million).
3. Adjusted EBITDA excludes one-off expenses related to both the Company's U.S. capital markets activity ($9.1 million) and strategic acquisitions ($8.2 million).
4. Launch and brand names subject to regulatory approval.
5. Fibroblast activation protein. Transaction subject to customary closing conditions.
6. RLS acquisition completed 27 January 2025, subsequent to year end. Refer to ASX disclosure.
7. Good manufacturing practice.

Summary Group financial results

	Full Year 2024	Full Year 2023	
	AU$M	AU$M	% change
Revenue	783.2	502.5	56%
Cost of sales	(273.6)	(188.2)	45%
Gross profit	**509.6**	**314.3**	**62%**
Research and development (R&D)	(194.6)	(128.5)	51%
Selling and marketing	(85.5)	(50.1)	71%
Manufacturing and distribution	(25.7)	(9.9)	160%
General and administration	(129.8)	(74.2)	75%
Other gains/(losses) (net)	8.1	(35.9)	*
Operating profit	**82.1**	**15.7**	**423%**
Profit after tax	**49.9**	**5.2**	**860%**
Adjusted EBITDA[1]	**99.3**	**58.4**	**70%**
Cash from operating activities	**43.0**	**23.9**	**80%**

1. Earnings before interest, tax, depreciation and amortization.

Commentary

Group CEO, Dr. Christian Behrenbruch, commented on the result:

"2024 has been an extraordinary year for Telix. We generated strong financial growth while investing for the future. The Precision Medicine business is poised for step-change growth with three commercial product launches planned for this year in the U.S. and the European rollout of Illuccix. We have a deep therapeutic pipeline with multiple assets moving into pivotal trials, and we are building out the infrastructure to ensure we can deliver our products to patients around the world. We see 2025 as a year of significant growth and evolution for Telix in terms of international business, multiple product launches and the integration of key infrastructure that will further deliver on our mission to ensure global patient access."

Guidance

Telix provides FY2025 revenue guidance of $1.18 billion to $1.23 billion (US$770 million to US$800 million[1]). This guidance includes revenue from Illuccix (in jurisdictions with a marketing authorization)[2] and 11 months of revenue from RLS (and excluding RLS revenue generated from Illuccix). Guidance does not reflect revenue for products that have not yet received a marketing authorization (for example, Gozellix, Pixclara and Zircaix[3]).

Telix has also provided R&D expenditure guidance, expecting an increased investment range of 20% to 25% compared to FY2024.

Investor call

An investor webcast will be held at 9.00am AEDT on Friday 21 February 2025 (5.00pm EST, Thursday 20 February 2025).

Participants can register for the webcast and find audio call details at the following link: https://s1.c-conf.com/diamondpass/10044775-kmnuu.html

About Telix Pharmaceuticals Limited

Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and

1. Conversion to US$ is at an average exchange rate of AU$1 = US$0.65
2. Does not include European countries for which national phase approval has not yet been granted.
3. Launch and brand names subject to regulatory approval.

rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).

Visit www.telixpharma.com for further information about Telix, including details of the latest share price, announcements made to the ASX, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Guidance Disclaimer

The stated revenue guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below.

Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation or regulations that affect product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix's ability to protect its patents and other intellectual property.

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors

Legal Notices

You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.

The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.

This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "outlook", "forecast" and "guidance", or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix's good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix's business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix's business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix's preclinical and clinical trials, and Telix's research and development programs; Telix's ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix's product candidates, manufacturing activities and product marketing activities; Telix's sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix's product candidates, if or when they have been approved; Telix's ability to

obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix's expenses, future revenues and capital requirements; Telix's financial performance; developments relating to Telix's competitors and industry; and the pricing and reimbursement of Telix's product candidates, if and after they have been approved. Telix's actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.

Telix uses various non-IFRS information to reflect its underlying performance. For further information, the reconciliation of non-IFRS financial information to Telix's statutory measures, reasons for usefulness and calculation methodology, please refer to the Alternative performance measures section in Telix's Annual Report.